FORM 51-102F3
Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
301 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

November 7th, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange (TSX) via SEDAR and through CCN Matthews to various other approved public media. Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company issued its 2006 third quarter report for the three and nine months ended September 30, 2006.

In the nine months ended September 30, 2006: in a joint news release with Yamana Gold Inc. on August 16, 2006, announced Yamana had agreed to make a take-over bid to acquire all of the outstanding shares of the Company which had the support of the directors of the Company; on September 6, 2006, the Company announced a new resource estimate of three main zones for the Gualcamayo resource of approximately 2.1 million ounces Measured and Indicated and 0.7 million ounces Inferred; $20,384,500 was capitalized to exploration properties, substantially all on the Gualcamayo advanced stage gold project in Argentina, including non-cash $3,715,271 stock-based compensation, primarily in connection with drilling, aeromagnetic survey, technical engineering, geotechnical studies and baseline study for the Environmental Impact Statement, access road to the site, roads to access the proposed pit area, continued regional exploration on the Gualcamayo land holdings including a limited reverse circulation drill program and purchase of vehicles and equipment; an operating loss of $4,231,663 was incurred which included $2,719,994 stock-based compensation and $1,393,509 in take-over bid expenses; and a bought deal financing was completed in February, netting the Company $56.6 million cash.

As of September 30, 2006, the Company has cash and cash equivalents of $69,074,631.

Effective October 13, 2006, the Company was acquired by Yamana and on October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6% of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extend permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange as soon as practicable following consummation of the transaction.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

Item 5	Full Description of Material Change

Please see attached new release

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary

Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 7th day of November, 2006.

Viceroy	News Release #2006.23
Exploration Ltd.	TSX: VYE
AMEX: XVE
301 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Announces 2006 Nine Month Financial Report

Vancouver, British Columbia, November 7, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three and nine months ended September 30, 2006.

Viceroy is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its advanced stage Gualcamayo gold property in San Juan province, Argentina.

On August 16, 2006, the Company and Yamana Gold Inc. “Yamana”, a Canadian public company, issued a joint news release announcing Yamana had agreed to make a take-over bid to acquire all of the outstanding common shares of the Company in exchange for Yamana common shares, at 0.97 of a Yamana share for each share of the Company. The directors of the Company recommended acceptance of the offer by Yamana.

On September 6, 2006, the Company announced a new independent resource estimate of three main zones for the Gualcamayo resource of approximately 2.1 million ounces Measured and Indicated and 0.7 million ounces Inferred using a 0.5 gram per tonne Au cutoff in an updated technical report prepared by an independent Qualified Person which report was SEDAR filed September 14, 2006.

Effective October 13, 2006, the Company was acquired by Yamana and on October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6 % of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extent permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange as soon as practicable following consummation of the transaction.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

In the 2006 year to date, the Company has continued drilling on the Gualcamayo property, in the QDD deposit area with infill, step out and deep drilling which has demonstrated it to be a large, well-defined gold deposit that remains open to expansion, as well as drilling in regional exploration target areas. Subsequent to release of the above-referred new resource estimate, drilling focused on the lower west area of QDD has encountered a new zone of mineralization. With the grades and thickness encountered to date in this zone, the potential to increase the current resource base is excellent and this zone could provide underground potential longer term.

The Environmental Impact Statement is complete and is expected to be submitted early in November 2006 following final checks. The updated Preliminary Economic Assessment study is expected to be completed in the mid fourth quarter of 2006 and the final feasibility followed by a production decision in the second quarter of 2007. Ongoing site development continues and road construction has been completed to allow access to the entire Gualcamayo regional exploration district.

Engineering work for the updated Preliminary Economic Assessment and feasibility studies are progressing. The current focus is on issuing final reports on the geotechnical pit slope, waste dump, leach pad and peer review studies. Metallurgical test-work for the plant design has been completed and the plant layouts are being finalized for capital cost estimation purposes.

The Company has signed earn-in agreements on two of its 3 properties located in the High Andes of San Juan province on which field programs are planned during the November to April 2006/07 exploration season.

As at September 30, 2006, the Company has in excess of $69 million in cash, of which approximately $59 million is available to advance the Gualcamayo project and the Company’s regional exploration programs.

During the nine months ended September 30, 2006, the Company:

-

with a syndicate of underwriters, completed a $60 million bought deal financing in February consisting of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share;

-	announced appointments of additional key senior personnel and the engineering consultants for the feasibility study and the appointment of Mr. John Ivany as a director of the Company;
-	was approved for listing on the American Stock Exchange;
-	signed an option agreement on the Evelina property with Corex Gold Corporation;
-

carried out definition, geotechnical and exploration drilling within the Gualcamayo project that included 148 holes covering 28,352 metres, certain of which were in progress at September 30 at which time there were three diamond drill and one reverse circulation rigs on site;

-	included in the above are 17 holes of reverse circulation drilling covering 2,156 metres targeting molybdenum mineralization;
-	carried out a regional aeromagnetic survey on the Gualcamayo and Salamanca properties which, together with previously completed surface mapping and sampling, identified several new drill targets;
-	completed the new access road to the project, roads within the area of the proposed pit and road construction allowing access to the entire Gualcamayo district and drill targets;
-	continued regional exploration on the Gualcamayo land holdings, including a limited reverse circulation drill program;
-

continued technical engineering and geotechnical studies in connection with the updated Preliminary Economic Assessment, baseline study for the Environmental Impact Statement and concurrently began the feasibility study;

-	advanced column leach testing, pad location and design, water, waste water/sewage and power supply studies;
-	completed the first phase of a fines losses limited drill program to assist in determining whether loss of fines during diamond drilling may be understating the true grade of the mineralized zone;
-	held a series of well received community meetings and continued to develop its community relations program and liaisons with provincial, municipal and local officials;
-	completed expansion of the camp by 60 persons to accommodate a total 160 persons;
-	in a joint news release with Yamana on August 16, 2006, announced Yamana had agreed to make a take-over bid to acquire all of the outstanding shares of the Company; and
-	on September 6, 2006, announced a new independent resource estimate which increased the previous 2004 estimate by approximately 56%.

RESULTS OF OPERATIONS

For the three months ended September 30, 2006 (the “2006 third quarter”) as compared to the three months ended September 30, 2005 (the “2005 third quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for interest income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its advanced stage Gualcamayo gold property in Argentina. In support of this activity, for the 2006 third quarter, the Company had a loss of $1,714,027 as compared to a loss of $75,071 for the 2005 third quarter. A significant component of operating expense in the 2006 third quarter are take-over bid expenses of $1,393,509 and $402,666 of stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation. Stock-based compensation recorded in the 2005 third quarter was nil. Before consideration of the non-cash stock-based compensation, in the 2006 third quarter the Company had a loss for the period of $1,311,361 as compared to the above-referred loss of $75,071 for the 2005 second quarter. The relative increase in the loss is primarily a result of the take-over bid expenses in the current period. Interest income generated primarily by the proceeds invested from financings was $735,116 in the 2006 third quarter as compared to $157,791 in the 2005 third quarter.

The Loss Before The Following in the 2006 third quarter excluding stock-based compensation is $634,856 as compared to $304,521 in the 2005 third quarter. The relative increase in spending is a result of an increase in cash compensation due to increased activity and in professional fees incurred in connection with an ongoing control certification support assignment which began in the fall of 2005 to assist the Company in maintaining compliance with regulatory requirements. In the 2006 third quarter, Company representatives attended two industry conferences in North America and gave marketing presentations in North America and Europe.

Capitalized Exploration Expenditures:

In the 2006 third quarter, $7,407,387 was spent substantially all on the Gualcamayo property, including non-cash $1,314,154 stock-based compensation to project geologists, engineers and personnel. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, technical engineering, geotechnical studies and baseline study for the Environmental Impact Statement, roads to access the proposed pit area, roads to and drill pads for the Quebrada Perdida and other regional Gualcamayo exploration targets and purchase of vehicles and equipment, as compared to $2,911,029 spent in the 2005 third quarter substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including completion of a second camp and kitchen on site and the start of construction on an access road to the project. Included in cumulative deferred exploration expenditures at September 30, 2006 is $3,351,389 of Argentine value added tax. The Company has filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2006 third quarter is $99,268, inclusive of $735,116 interest income as compared to cash used in the 2005 third quarter of $113,076 in which period the interest income was $157,791.

Cash used in investing activities in the 2006 third quarter of $6,197,435 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the 2005 third quarter, cash of $2,339,994 was used for capitalized exploration expenditures substantially all on the Gualcamayo property relating to the continuing second phase drill program and project related activities.

Cash from financing activities in the 2006 third quarter of $2,161,109 is from the partial exercise of stock options and warrants as compared to cash from financing activities of $17,679,293 in the 2005 third quarter, $17,315,849 net cash from a July 2005 bought deal financing and $363,444 on the partial exercise of stock options and warrants.

In summary, for the 2006 third quarter, total cash and cash equivalents decreased by $4,135,594 to $69,074,631 as compared to an increase in total cash and cash equivalents for the 2005 third quarter of $15,226,223 to $26,634,205.

For the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005:

Loss For The Period:

For the nine months ended September 30, 2006, the Company had a loss of $4,231,663 as compared to a loss of $1,936,019 for the nine months ended September 30, 2005. A significant component of operating expenses in these periods is stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation which is $2,719,944 and $1,092,697, respectively. Before consideration of the non-cash stock-based compensation, in the nine months ended September 30, 2006 the Company had a loss of $1,511,719 as compared to a loss of $843,322 for the nine months ended September 30, 2005. The current period loss includes take-over bid expenses of $1,393,509 and is net of $1,855,827 in interest income, generated primarily by the proceeds invested from the net $56.6 million February 2006 financing, as compared to $310,783 in interest income in the nine months ended September 30, 2005, generated primarily by the proceeds invested from the net $17.6 million July 2005 financing.

The Loss Before The Following in the nine months ended September 30, 2006 excluding stock-based compensation is $1,951,483 as compared to $1,229,446 in the nine months ended September 30, 2005. The relative increase in spending is primarily a result of the increase in personnel and related cash compensation and professional fees in connection with the ongoing control certification support assignment which began in the fall of 2005. Included in the current 2006 period is the filing fee and related expenses of listing on the American Stock Exchange and in the 2005 period the filing fee and related expenses of listing on the TSX. Company representatives attended nine industry conferences in North America and gave marketing presentations in North America and Europe.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2006, $20,384,500 was spent substantially all on the Gualcamayo property including non-cash $3,715,271 stock-based compensation to project geologists, engineers and personnel. Stock-based compensation capitalized as exploration expenditures in the nine months ended September 30, 2005 was nil. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, aeromagnetic survey, technical engineering, geotechnical studies and baseline study for the Environmental Impact Statement, access road to the site, roads to access the proposed pit area, roads to and drill pads for the Quebrada Perdida and other regional Gualcamayo exploration targets and purchase of vehicles and equipment, as compared to $6,061,684 spent in the nine months ended September 30, 2005 substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at September 30, 2006 is $3,351,389 of Argentine value added tax. The Company has filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2006 is $307,779, inclusive of $1,855,827 interest income, as compared to cash used in the nine months ended September 30, 2005 of $1,007,131, inclusive of $310,783 interest income.

Cash used in investing activities in the nine months ended September 30, 2006 of $15,488,767 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the nine months ended September 30, 2005, cash of $5,162,449 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the nine months ended September 30, 2006 of $61,754,918 is comprised of the $56,637,142 net cash from the February 2006 bought deal financing and $5,117,776 from the partial exercise of stock options and warrants as compared to cash from financing activities of net $18,304,801 in the nine months ended September 30, 2005, $17,283,418 net cash from a July 2005 bought deal financing and $1,021,383 on the partial exercise of stock options and warrants.

In summary, for the nine months ended September 30, 2006, total cash and cash equivalents increased by $45,958,372 to $69,074,631 as compared to an increase in total cash and cash equivalents for the nine months ended September 30, 2005 of $12,135,221 to $26,634,205.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2006 as compared to as at December 31, 2005:

As at September 30, 2006, the Company has cash and cash equivalents of $69,074,631 as compared to cash and cash equivalents of $23,116,259 as at December 31, 2005, an increase of $45,958,372. The increase is a result of the February 2006 bought deal financing which netted the Company $56,637,142. Working capital at September 30, 2006 is $65,588,705 of which, after deducting obligations subsequent to September 30, 2006 of an estimated $3.15 million in additional fees to professional advisors in connection with the take-over of the Company, $2.4 million in buy-out payments pursuant to change of control agreements and $910,000 in performance bonuses, approximately $59 million will be available to advance the Gualcamayo project and the Company’s regional exploration programs.

As of the November 1, 2006 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of the Company’s outstanding warrants and stock options granted as of September 30, 2006. As of September 30, 2006, if all outstanding warrants and options were exercised, a total 5,796,026 common shares would be issued for cash proceeds of $20,821,568. The outstanding warrants for 1,769,726 shares expire December 6, 2006 and would realize cash proceeds of $4,866,746. The outstanding stock options for 4,026,300 shares have a weighted average remaining contractual life of 3.59 years and would realize cash proceeds of $15,954,822.

As of September 30, 2006, the Company considers its existing funds to be sufficient in order to carry out planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next nine months. Development of the Gualcamayo project beyond feasibility will require additional funds.

Effective October 13, 2006, the Company was acquired by Yamana and on October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6 % of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extent permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange as soon as practicable following consummation of the transaction.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at September 30, 2006 is $1,950,982 and $164,189 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2005 are substantially unchanged as at November 1, 2006.

OTHER INFORMATION

Attached to this News Release are the interim consolidated financial statements of Viceroy Exploration Ltd. for the three and nine months ended September 30, 2006, excluding notes.

For the full text of the interim report, including the management discussion and analysis, is filed on SEDAR at www.sedar.com. For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements

Certain statements included in this news release, other than statements of historical fact, constitute “forward-looking statements”, including, without limitation, anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and the Company’s future operating or financial performance and future share prices. The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; as well as other risks and uncertainties more fully described in the Company’s Annual Information Form and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	September 30,	December 31,
	2006	2005
	$	$

Assets

Current assets
Cash and cash equivalents	69,074,631	23,116,259
Prepaid expenses	213,868	143,884
	69,288,499	23,260,143

Exploration properties	40,329,253	19,944,753

Furniture and equipment – corporate office	121,108	48,708

	109,738,860	43,253,604

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,485,926	959,140

Shareholders’ Equity

Capital stock (53,741,157 common shares; December 31, 2005 –
42,033,043 common shares)	108,251,033	45,116,078

Stock options and brokers’ warrants	9,180,529	4,125,351

Deficit	(11,178,628)	(6,946,965)

	106,252,934	42,294,464

	109,738,860	43,253,604

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	402,666	-	2,719,944	761,241
Other consultants	-	-	-	331,456
	402,666	-	2,719,944	1,092,697

Salaries, benefits and officer consultants	282,237	180,112	941,967	511,961
Stock exchange/transfer agent/listing application	4,337	11,110	161,882	203,866
Professional fees	131,859	1,929	287,610	44,265
Shareholders’ communication	10,710	5,031	56,017	36,243
Amortization	15,708	10,136	33,475	22,536
Investor relations	41,276	32,392	187,217	242,631
Travel and lodging	26,533	1,708	40,873	8,696
Office and miscellaneous	122,196	62,103	242,442	159,248

Loss before the following	1,037,522	304,521	4,671,427	2,322,143

Interest income	(735,116)	(157,791)	(1,855,827)	(310,783)
Take-over bid expenses	1,393,509	-	1,393,509	-
Gain on sale of short-term investment	-	(64,613)	-	(64,613)
Foreign exchange loss (gain)	18,112	(7,046)	22,554	(10,728)

Loss for the period	1,714,027	75,071	4,231,663	1,936,019

Deficit - Beginning of period	9,464,601	5,686,078	6,946,965	3,825,130

Deficit - End of period	11,178,628	5,761,149	11,178,628	5,761,149

Basic and diluted loss per share	0.03	0.00	0.08	0.05

Weighted average number of shares outstanding	53,181,038	41,425,376	51,131,144	37,578,045

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(1,714,027)	(75,071)	(4,231,663)	(1,936,019)

Non-cash charges	418,374	(74,412)	2,753,419	1,030,685
Non-cash working capital items	1,196,385	36,407	1,170,465	(101,797)

	(99,268)	(113,076)	(307,779)	(1,007,131)

Cash flows (used in) from investing activities
Exploration properties	(6,132,816)	(2,400,931)	(15,382,892)	(5,200,393)
Furniture and equipment – corporate office	(64,619)	(23,611)	(105,875)	(46,604)
Proceeds on sale of short-term investment	-	84,548	-	84,548

	(6,197,435)	(2,339,994)	(15,488,767)	(5,162,449)

Cash flows from financing activities
Bought deal financing – net	-	17,315,849	56,637,142	17,283,418
Exercise of warrants and stock options	2,161,109	363,444	5,117,776	1,021,383

	2,161,109	17,679,293	61,754,918	18,304,801

Increase (decrease) in cash and cash equivalents	(4,135,594)	15,226,223	45,958,372	12,135,221

Cash and cash equivalents - Beginning of period	73,210,225	11,407,982	23,116,259	14,498,984

Cash and cash equivalents - End of period	69,074,631	26,634,205	69,074,631	26,634,205

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	69,074,631	26,634,205	69,074,631	26,634,205